Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315




03050985

Bas


RECD S.E.C.
APR 3 - 2003
1086

Roche's 2003 Annual General Meeting highlights start of a new era

All proposals put forward by Board of Directors adopted

Dividend raised 12% to 1.45 Swiss francs per share

The Annual General Meeting of Roche Holding Ltd was held in Basel on 1 April. It was attended by 601 shareholders, representing 146,565,299, or 91,6 %, of a total of 160,000,000 shares.

The AGM approved the 2002 annual report and financial statements and authorised payment of a dividend of 1.45 Swiss francs per share and non-voting equity security for 2002, an increase of 12% over the previous year. This is Roche's 16th consecutive annual dividend increase.

Addressing the AGM, Chairman and CEO Franz B. Humer summarised the progress the Group has made towards achieving its strategic goals. '2002 signalled the end of one era and the start of a new one at Roche. In future the Group will be concentrating entirely on its core pharmaceuticals and diagnostics businesses.' The road leading the Group in this new direction, Humer said, had been marked by a number of major milestones, including a series of strategically targeted acquisitions (Genentech, 1990; Syntex, 1994; Boehringer Mannheim, 1998; Chugai, 2002; and Disetronic, 2003), the disposal of non-core businesses (Givaudan in 1999 and Vitamins and Fine Chemicals in 2003) and successful efforts to strengthen the Group's development pipeline and product portfolio. 'As a result of this systematic reshaping process,' said Humer, 'we have gone from being a niche player in diagnostics to a position of undisputed market leadership in the space of five years. Thanks to our highly innovative oncology products, Roche has ranked first in this key therapeutic since 2001, after moving up from eighth place in just three years, and the marketing authorisations we have received recently for Pegasys and Fuzeon have brought us a major step closer to our goal of becoming number one in virology as well. Geographically, the Group has been strengthened by its majority interest in Chugai in Japan, a transaction that has propelled Roche from 32nd place to number five in the world's second-largest market for pharmaceuticals.'

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

'Of critical importance for the Group's future,' Humer stressed, 'is the fact that we have not only substantially improved our operating performance but have also significantly strengthened our pharmaceuticals pipeline in terms of both project quality and the number of projects being pursued. We have increased the number of new molecular entities in development from 23 to 39. In phase II clinical development alone, the number of projects has risen from two to 11. Roche Diagnostics is recognised as having the strongest pipeline in the industry. And that pipeline will be further enhanced by agreements signed in the first quarter of 2003 with Affymetrix and Epigenomics and by the forthcoming acquisition of Disetronic. With its tight focus on healthcare and extensive network of alliances, Roche is ideally placed to meet today's and tomorrow's challenges in the healthcare market.'

Headquartered in Basel, Switzerland, Roche is an innovation driven global healthcare leader focused on pharmaceuticals and diagnostics. Roche is world wide number one in diagnostics, oncology and transplantation and has a leading position in Virology. With products and services that address the prevention, diagnosis and treatment of diseases, the company contributes broadly to the enhancement of people's health and quality of life. Roche employs some 62 000 people in more than 150 countries around the world. The company has business alliances and R&D relationships with numerous partners, including majority ownership interests in Genentech and Chugai, which are both members of the Roche Group.



Dividend for 2002

On 1 April 2003 the Annual General Meeting of Roche Shareholders voted to distribute an ordinary dividend of CHF 1.45 gross per share and non-voting equity security *(Genussschein)* for 2002. This amounts to a net dividend of CHF 0.9425 after deducting the 35% withholding tax due on the distribution.

The ordinary dividend will be payable, free of charges, starting 4 April 2003 on presentation of **Coupon # 2** at UBS AG, Basel and Zurich, Credit Suisse First Boston/ Crédit Suisse, Zurich, any Swiss branch of these banks or our Basel offices.

Basel, 2 April 2003
Roche Holding Ltd